

Mail Stop 4561

October 27, 2016

Vincent Tianquan Mo
Chief Executive Officer
Soufun Holdings Limited
F9M, Building 5, Zone 4, Hanwei International Plaza
No. 186 South 4th Ring Road
Fengtai District, Beijing 100160
The People's Republic of China

>   **Re: Soufun Holdings Limited**
>   **Form 20-F for Fiscal Year Ended December 31, 2015**
>   **Filed May 17, 2016**
>   **Form 6-K**
>   **Filed June 3, 2016**
>   **File No. 001-34862**

Dear Mr. Mo:

We have reviewed your September 30, 2016 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2016 letter.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

Cost of revenues, page 105

1. We note your response to prior comment 1. Please tell us your consideration of disclosing costs of revenues by service item (E-commerce services, Marketing Services, Listing services, Financial Services and Other value-added services).

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

Revenue Recognition, page F-27

2. We note your response to prior comment 4. Please tell us and consider separately disclosing the amount of online decoration service revenues in your MD&A.

3. We note your response to prior comment 5. Please clarify your proposed disclosures that indicate a minimum selling price is not contractually pre-determined. In this respect, your response indicates that a minimum selling price is set forth in the contract with the developer. In addition, your proposed disclosures should more clearly indicate whether you are entitled to the difference between the actual selling price of designated new property and the minimum selling price set forth in the contract with the developer, if the difference is greater than the contractually stated marketing service fee.

Note 9 Loans Receivable, page F-41

4. We note your response to prior comment 6. Please clarify your disclosures to describe how you account for loans held for investments and for loans held for sale. We refer you to ASC 310-10-35-47 and 48. Further, describe how you considered ASC 310-10-45-10 and 11 in presenting loan activity within your Statements of Cash Flows.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services